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[AEGON LOGO APPEARS HERE]                                                 517444
                                                                   PRESS RELEASE

ADDITIONAL INFORMATION REGARDING AEGON'S DIVIDEND PROPOSAL

AEGON wishes to provide additional information on the dividend proposal in the press release on the 2003 results published earlier today.

The Executive Board has proposed a dividend of EUR 0.40 per common share for the year 2003 (2002: EUR 0.74). After taking into account the interim dividend of EUR 0.20, this represents a final dividend of EUR 0.20 per common share. The final dividend will be paid in cash or shares, at the election of the shareholder. The stock fraction for the share dividend will be based upon the average price of the AEGON share on the Euronext Amsterdam stock Exchange for the five trading days from May 4 up to and including May 10. The value of the stock dividend will be approximately 5% higher than the value of the cash dividend. AEGON's Euronext shares will be quoted ex-dividend on April 26, 2004 and the New York registered shares will be quoted ex-dividend on April 21, 2004. The dividend will be payable as of May 18, 2004.

AEGON N.V.
Group Corporate Affairs & Investor Relations                  March 12, 2004
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The Hague, the Netherlands
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Analysts & Investors                                 +31 (0)70 344 83 05
Media                                                +31 (0)70 344 83 44
Email                                                gca-ir@aegon.nl
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Baltimore, the United States
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Analysts & Investors                                 +1 410 576 4577
Media                                                +1 410 576 4542
Email                                                ir@aegonusa.com
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Web site: www.aegon.com
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